EXHIBIT 16




August 22, 2001




Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:

We were previously principal accountants for United Financial Corp. and subsidiaries (the Company) and, under the date of February 16, 2001, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2000 and 1999. On August 17, 2001, our appointment as principal accountants was terminated. We have read the Company's statements included under Item 4 of its Form 8-K dated August 17, 2001, and we agree with such statements, except that we are not in a position to agree or disagree with
(a) the statement in the first paragraph that the decision to change the Company's accounting firm was approved by the Company's Audit Committee of the Board of Directors as empowered by the Board of Directors and (b) the statements in the last paragraph.

Very truly yours,

/s/KPMG LLP